SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, DC 20549

                            SCHEDULE 13D
                           (RULE 13D-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED
             PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                     FILED PURSUANT TO RULE 13d-2(a)

                          Amendment No. 2


                      Collectors Universe, Inc.

                          (NAME OF ISSUER)

            Common Stock, par value $.001 per share

                  (TITLE OF CLASS OF SECURITIES)

                           19421R200

                        (CUSIP NUMBER)

                         Paul D. Sonkin
                 Hummingbird Management, LLC
             (f/k/a Morningside Value Investors, LLC)
               153 East 53rd Street, 55th Floor
                 New York, New York 10022

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
            AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                          April 26, 2004

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                   (Continued on following pages)


                          (Page 1 of 5 pages)

-------------------                             ----------------
CUSIP No. 19421R200              13D/A          Page 2 of 4 Pages
-------------------                            -----------------


----------------------------------------------------------------
1.    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

              Hummingbird Management, LLC
              (f/k/a Morningside Value Investors, LLC)
              IRS No. 13-4082842
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2.          CHECK THE APPROPRIATE BOX IF A  GROUP*    (a)    [ ]
                                                      (b)    [ ]

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3.            SEC USE ONLY

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4.            SOURCES OF FUNDS

              OO
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5.             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)        [ ]
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6.            CITIZENSHIP OR PLACE OF ORGANIZATION

              Delaware
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  NUMBER OF    7.      SOLE VOTING POWER    	  285,258
   SHARES
              --------------------------------------------------
BENEFICIALLY   8.      SHARED VOTING POWER        0
  OWNED BY
              --------------------------------------------------
    EACH       9.      SOLE DISPOSITIVE POWER     285,258
 REPORTING
              ------------------------------------------------------------------
PERSON WITH   10.      SHARED DISPOSITIVE POWER    0

--------------------------------------------------------------------------------
11.           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
              REPORTING PERSON
                                                  285,258
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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
               EXCLUDES CERTAIN SHARES *                    [ ]

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13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   4.7%

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14.       TYPE OF REPORTING PERSON*

          OO
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                          (Page 2 of 5 pages)

-------------------
CUSIP No. 19421R200            13D/A            Page 3 of 4 Pages
-------------------



  AMENDMENT NO. 2 TO SCHEDULE 13D

         This Amendment No. 2, dated May 6, 2004, to Schedule 13D is filed by the Reporting Persons and amends Schedule 13D/A as previously filed by the Reporting Persons with the Securities and Exchange Commission on March 12, 2004 (the "Schedule 13D"), relating to the common stock, $.001 par value (the "Common Stock") of Collectors Universe,Inc. a Delaware Corporation.


Items 3 and 5 of the Schedule 13D are hereby amended and restated, as follows:


ITEM 3 SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As of May 6, 2004, Hummingbird has caused each of HVF and Microcap Fund to invest approximately $588,092 and $503,717, respectively, in the Shares of the Issuer using their respective working capital.



ITEM 5 INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) As the holder of sole voting and investment authority over the Shares owned by HVF and the Microcap Fund, Hummingbird may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the aggregate amount of 285,258 Shares representing approximately 4.7% of the outstanding shares of the Issuer (based upon 6,111,320 shares outstanding as of February 12, 2004, as reported on the latest Definitive Schedule 10-Q of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

         Mr. Sonkin is the managing member and control person of Hummingbird, and for purposes of Rule 13d-3 may be deemed the beneficial owner of such Shares deemed to be beneficially owned by Hummingbird. Thus, Mr. Sonkin may be deemed, for purposes of Rule 13d-3, to be the beneficial owner of 285,258 shares representing approximately 4.7% of the outstanding shares of the Issuer (based upon 6,111,320 shares outstanding as of February 12, 2004, as reported on the latest Definitive Schedule 10-Q of the Issuer). Hummingbird disclaims any economic interest or beneficial ownership of the Shares covered by this Statement.

                          (Page 3 of 5 pages)

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CUSIP No. 19421R200            13D/A            Page 4 of 4 Pages
-------------------

        (c) Hummingbird caused the HVF to effect transactions in the Shares during the past 60 days as set forth below:


                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------
3/10/2004	open market sale	   478 		11.830
3/29/2004	open market sale	12,952 		12.440
4/6/2004	open market sale	 4,460 		12.775
4/6/2004	open market sale	 1,110 		12.910
4/7/2004	open market sale	 2,000 		12.940
4/7/2004	open market sale	 3,230 		12.931
4/8/2004	open market sale	   322 		12.990
4/12/2004	open market sale	 1,350 		13.714
4/21/2004	open market sale	 2,058 		12.513
4/22/2004	open market sale	 1,000 		12.530
4/22/2004	open market sale	 1,071 		12.524
4/23/2004	open market sale	 3,500 		12.500
4/26/2004	open market sale	 5,075 		12.503
4/27/2004	open market sale	 1,600 		12.470
4/28/2004	open market sale	   400 		12.480
4/30/2004	open market sale	   600 		12.498
5/3/2004	open market sale	 1,128 		12.420
5/4/2004	open market sale	 4,528 		12.517
5/4/2004	open market sale	 1,323 		12.450
5/5/2004	open market sale	 5,491 		12.550




         Hummingbird caused the Microcap Fund to effect transactions in the Shares during the past 60 days as set forth below:

                                        AMOUNT OF
  DATE                 TYPE              SHARES     PRICE/SHARE
  ----                 ----             ------       -----------

3/10/2004	open market sale	   422 		11.830
3/29/2004	open market sale	 2,985 		12.440
4/6/2004	open market sale	 3,540 		12.775
4/6/2004	open market sale	   890 		12.910
4/7/2004	open market sale	 2,770 		12.931
4/8/2004	open market sale	    80 		12.990
4/21/2004	open market sale	 3,342 		12.513
4/22/2004	open market sale	 1,629 		12.524
4/23/2004	open market sale	 2,700 		12.500
4/26/2004	open market sale	 6,500 		12.503
4/27/2004	open market sale	 1,600 		12.470
4/28/2004	open market sale	   500 		12.480
4/30/2004	open market sale	   400 		12.498
5/3/2004	open market sale	 1,372 		12.420
5/4/2004	open market sale	 4,872 		12.517
5/4/2004	open market sale	 1,377 		12.450
5/5/2004	open market sale	 5,209 		12.550







         (d) Inapplicable.

         (e) Inapplicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Not applicable.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 6, 2004

HUMMINGBIRD MANAGEMENT, LLC

By:  /s/ Paul D. Sonkin
     -----------------------------
Name:  Paul D. Sonkin
Title: Managing Member